

SECUR 03054715 MISSION
Washington, D.C. 20549

OMB Number 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response ... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-029411

44320

SEC MAIL RECEIVED MAR 3 1 2003 WASH., D.C. 155 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CENTURION CAPITAL GROUP, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

188 EAST 64TH STREET
(No. and Street)

NEW YORK	NY	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL GELLER (212) 758 7611
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANCHIN, BLOCK & ANCHIN LLP
(Name - *if individual, state last, first, middle name*)

1375 BROADWAY,	NEW YORK		10018
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL GELLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTURION CAPITAL GROUP, L.P., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul Geller
Signature

General Securities Principal
Title

Michael Paradise
Notary Public

MICHAEL S. PARADISE
Notary Public, State of New York
No. 31-4977329
Qualified in New York County
Commission Expires February 4, ~~1993~~ 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTURION CAPITAL GROUP, L.P.

FINANCIAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2002

CENTURION CAPITAL GROUP, L.P.

REPORT INDEX

DECEMBER 31, 2002

CENTURION CAPITAL GROUP, L.P.

REPORT INDEX

DECEMBER 31, 2002



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

TO THE PARTNERS OF
CENTURION CAPITAL GROUP, L.P.:

We have audited the accompanying statement of financial condition, including the condensed schedule of investments, of Centurion Capital Group, L.P. as of December 31, 2002 and the related statements of operations, changes in partners' capital and cash flows for the year then ended, that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centurion Capital Group, L.P. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

New York, New York
March 3, 2003

CENTURION CAPITAL GROUP, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 10,909,030
Equity securities owned:	
Marketable, at market value	8,295,631
Not readily marketable, at estimated fair value	15,000
Receivable from broker	3,249,690
Interest and dividends receivable	11,113
Property and equipment, net	79,539
Other assets	48,390
TOTAL ASSETS	**$ 22,608,393**

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Equity securities sold, not yet purchased, at market value	$ 8,142,956
Payable to broker	2,881,483
Payable for capital withdrawals	1,029,874
Accrued expenses	86,512
Total Liabilities	12,140,825
COMMITMENTS AND CONTINGENCIES	
PARTNERS' CAPITAL	10,467,568
TOTAL LIABILITIES AND PARTNERS' CAPITAL	**$ 22,608,393**

See the accompanying Notes to the Financial Statements

CENTURION CAPITAL GROUP, L.P.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:		
Trading income, net:		
Realized loss on investments, net	$ (1,684,937)	
Unrealized gain on investments, net change	478,425	
Total Revenues		**$ (1,206,512)**
INVESTMENT INCOME:		
Income:		
Interest	283,921	
Dividends	319,608	
	603,529	
Expenses:		
Interest	167,138	
Dividends on securities sold short	326,941	
	494,079	
Net Investment Income		**109,450**
OPERATING EXPENSES:		
Clearance charges	442,810	
Management fees	145,027	
Computer consulting	136,058	
Professional fees	108,490	
Depreciation and amortization	25,545	
Other	146,303	
Total Operating Expenses		**(1,004,233)**
NET LOSS		**(2,101,295)**
SPECIAL ALLOCATION TO THE GENERAL PARTNER		**-**
NET LOSS AVAILABLE TO ALL PARTNERS		**$ (2,101,295)**

See the accompanying Notes to the Financial Statements

CENTURION CAPITAL GROUP, L.P.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2002

Partners' Capital, January 1, 2002	**$ 18,878,560**
Contributions	**120,000**
Withdrawals	**(6,429,697)**
Allocation of Net Loss:	
Special allocation to the General Partner	**-**
Net loss available to all partners	**(2,101,295)**
Partners' Capital, December 31, 2002	**$ 10,467,568**

See the accompanying Notes to the Financial Statements

CENTURION CAPITAL GROUP, L.P.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (2,101,295)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	$ 25,545	
Decrease in:		
Equity securities owned	13,851,599	
Receivable from broker	119,190	
Interest and dividends receivable	30,238	
Increase (decrease) in:		
Equity securities sold, not yet purchased	(13,483,832)	
Payable to broker	(1,563,143)	
Due from affiliate and other	18,448	
Accrued expenses	(11,276)	
Total adjustments		(1,013,231)
Net Cash Used in Operating Activities		(3,114,526)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Property and equipment		(33,394)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Partners' contributions	120,000	
Partners' withdrawals	(5,400,141)	
Repayment of amounts due to partners	(872,245)	
Net Cash Used in Financing Activities		(6,152,386)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(9,300,306)
CASH AND CASH EQUIVALENTS:		
Beginning of year		20,209,336
End of year		$ 10,909,030
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid		$ 169,330
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:		
Unpaid capital withdrawals		$ 1,029,556

See the accompanying Notes to the Financial Statements

CENTURION CAPITAL GROUP, L.P.

CONDENSED SCHEDULE OF INVESTMENTS

DECEMBER 31, 2002

Investment in Securities	% of Partners' Capital	Fair Value
COMMON STOCKS:		
United States		
Basic Materials	5.40	$ 564,885
Communications	0.89	93,557
Consumer - Cyclical	17.75	1,858,114
Consumer - Noncyclical	17.13	1,793,179
Energy	7.30	764,149
Financial and Investment Services	6.46	675,995
Funds	5.78	604,854
Industrial	9.11	954,801
Technology	0.01	836
Utilities	4.34	454,310
Total United States (cost $9,206,613)	74.17	7,764,680
Canada		
Basic Materials	1.36	142,474
Consumer - Noncyclical	1.34	139,973
Energy	0.04	4,186
Total Canada (cost $144,898)	2.74	286,633
Great Britain		
Basic Materials	0.15	15,829
Consumer - Noncyclical	0.02	2,561
Industrial	0.09	8,872
Total Great Britain (cost $27,686)	0.26	27,262
Bermuda		
Financial (cost $28,594)	0.27	28,263
Brazil		
Energy (cost $46,855)	0.45	46,783
Germany		
Consumer - Cyclical (cost $147,252)	1.40	147,120
Netherlands		
Consumer - Cyclical (cost $3,017)	0.03	2,910
South Africa		
Basic Materials (cost $7,203)	0.07	6,980
TOTAL COMMON STOCKS (cost $9,608,118)	**79.39**	**$ 8,310,631**

* No Individual Security Exceeded 5% of Partners' Capital.

See the accompanying Notes to the Financial Statements

CENTURION CAPITAL GROUP, L.P.

CONDENSED SCHEDULE OF INVESTMENTS

DECEMBER 31, 2002

Shares of Principal Amount	Securities Sold Short	% of Partners' Capital	Fair Value
	COMMON STOCKS:		
	United States		
	Basic Materials	2.40	$ 250,916
	Communications	1.33	138,981
	Consumer - Cyclical	16.90	1,769,131
	Consumer - Noncyclical	13.46	1,409,096
	Energy	6.69	700,077
	Financial and Investment Services	6.08	636,866
	Funds		
6,200	S& P Depository Receipts	5.23	547,026
	Other	3.87	405,672
	Total	9.10	952,698
	Industrial	12.67	1,325,991
	Technology	0.01	1,228
	Utilities	8.02	839,841
	Total United States (cost $7,862,120)	76.66	8,024,825
	Canada		
	Consumer - Cyclical	0.37	39,093
	Consumer - Noncyclical	0.02	1,788
	Total Canada (cost $40,905)	0.39	40,881
	Great Britain		
	Consumer -Cyclical	0.02	2,236
	Energy	0.11	11,676
	Total Great Britain (cost $14,181)	0.13	13,912
	Bermuda		
	Industrial (cost $8,558)	0.08	8,612
	France		
	Energy (cost $14,234)	0.14	14,300
	Japan		
	Consumer - Cyclical (cost $27,845)	0.27	28,306
	South Africa		
	Consumer - Cyclical (cost $7,333)	0.08	8,196
	Spain		
	Basic Materials (cost $3,874)	0.04	3,924
	TOTAL SECURITIES SOLD SHORT (proceeds $7,979,050)	**77.79**	**$ 8,142,956**

See the accompanying Notes to the Financial Statements

CENTURION CAPITAL GROUP, L.P.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY:

Centurion Capital Group, L.P. (the "Partnership") is a Delaware limited partnership registered as a non-clearing broker-dealer with the Securities and Exchange Commission and as a Member Firm of the National Association of Securities Dealers, Inc. The Partnership will continue until January 1, 2022 unless sooner terminated as provided for in the Partnership Agreement.

The Partnership engages in proprietary trading of equity securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:

Cash equivalents include money market funds.

Income Taxes:

The Partnership is not subject to income taxes. The partners report their distributive share of realized income or loss on their own tax returns.

Property and Equipment:

Property and equipment are stated at cost. Depreciation and amortization are provided by the declining balance and straight-line methods over the estimated useful lives of the assets which are generally five or seven years. Leasehold improvements are amortized at the lesser of the assets' useful lives or term of lease.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition and Valuation of Securities:

The Partnership records purchases and sales of securities and income related to security transactions on a trade date basis. Marketable securities owned or sold but not yet purchased are carried at market value. The resulting differences between cost and market are included in income. Dividend income is recognized on the ex-dividend date and interest income is recognized on the accrual basis.

Investments in securities and securities sold short are valued at their last sales price on the date of valuation or, in case no such sale takes place on such day, at their closing bid price if the securities are held long or the last asked price if the securities are held short.

Securities for which market quotations are not readily available are valued at their fair value based upon certain policies in the Partnership Agreement as determined in good faith under consistently applied procedures established by the General Partner.

NOTE 3 - SPECIAL RESERVE ACCOUNT:

The Partnership is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission, since it is exempt, under Section (k)(2)(ii) of the Rule.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Partnership had net capital of $8,169,937 which was $8,069,937 in excess of its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was .137 to 1.

CENTURION CAPITAL GROUP, L.P.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 - PROPERTY AND EQUIPMENT:

Property and equipment consist of:

Office equipment	$214,726
Furniture and fixtures	22,696
Leasehold improvements	6,501
	243,923
Less: Accumulated depreciation and amortization	(164,384)
	$ 79,539

NOTE 6 - RELATED PARTY TRANSACTIONS:

The Partnership Agreement provides for management fees payable to an affiliate of the General Partner at a rate of .083% of the net asset value of the Partnership at the beginning of each month (1% per annum). Included in other assets is an amount due from the affiliate of $37,176.

Prior to 2002 the Partnership charged an affiliated offshore investment company for trading and related costs. The affiliated offshore investment company ceased operations during 2002. There was no charge to the offshore investment company for trading related expenses for 2002.

NOTE 7 - MARKETABLE SECURITIES SOLD NOT YET PURCHASED:

The Partnership is subject to certain inherent risks arising from its activities of selling securities short. The ultimate cost to the Partnership to acquire these securities may exceed the liability reflected in the financial statements. In addition, the Partnership is required to maintain collateral with the broker to secure these short positions.

NOTE 8 - CASH AND CASH EQUIVALENTS AND CUSTODY CONCENTRATIONS:

Cash and cash equivalents include:

Balance at broker	$10,861,892
Cash at bank	47,138
	$10,909,030

NOTE 8 - CASH EQUIVALENTS AND CUSTODY CONCENTRATIONS (CONTINUED):

Substantially all of the Company's securities balances are held by one brokerage firm. Securities balances in excess of insurance coverages by the broker are secured by the good faith and credit of the brokerage firm.

NOTE 9 - ALLOCATION OF INCOME (LOSS):

The net income of the Partnership is allocated to the partners in proportion to their respective capital accounts. However, the General Partner is entitled to a performance allocation. Generally, the General Partner receives a performance allocation of partnership income calculated with respect to the return on equity on partners' capital, whereby the General Partner is allocated a percentage which ranges from 20% to 50% of partnership income in each accounting period, provided there does not exist any cumulative income deficiency or cumulative preferred return deficiency (as specified in the Partnership Agreement), which must be recouped before any such allocation is made to the General Partner.

NOTE 10 - FINANCIAL HIGHLIGHTS:

Ratio of Expenses to Average Limited Partners' Capital

Operating expenses	6.70%
Performance reallocation	-
Total Expenses and Performance Reallocation	6.70%

Ratio of Net Investment Income to Average Limited Partners' Capital

Net Investment Income	.73%

Total Return

Total return before performance reallocation	(14.13)%
Performance reallocation	-
Total Return	(14.13)%

NOTE 10 - FINANCIAL HIGHLIGHTS (CONTINUED):

The expense and performance reallocation ratios, the net investment income ratio, and the total return percentage are calculated for the Limited Partners taken as a whole. The computation of such ratios and return based on the amount of expenses charged to and performance reallocation from any specific Limited Partner may vary from the overall ratios presented in the financial statements as a result of such items as differing management fee and performance reallocation arrangements, loss carryforwards, and the timing of capital contributions and withdrawals.


Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE PARTNERS OF
CENTURION CAPITAL GROUP, L.P.:

We have audited the accompanying financial statements of Centurion Capital Group, L.P. at December 31, 2002 and have issued our report thereon dated March 3, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Anchin, Block & Anchin LLP

New York, New York
March 3, 2003

SCHEDULE I

CENTURION CAPITAL GROUP, L.P.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART 11A FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

AS OF DECEMBER 31, 2002

PARTNERS' CAPITAL		$ 10,467,568
NONALLOWABLE ASSETS:		
Nonmarketable securities	$ 15,000	
Property and equipment and other assets	127,929	
		142,929
Net Capital Before Haircuts on Securities		10,324,639
HAIRCUTS ON SECURITIES:		
Securities	2,154,702	
Undue concentration	-	
		2,154,702
NET CAPITAL		8,169,937
MINIMUM NET CAPITAL REQUIREMENT OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $1,116,386 OR $100,000 WHICHEVER IS GREATER		100,000
EXCESS NET CAPITAL		$ 8,069,937
NET CAPITAL AS REPORTED PER COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING AS OF DECEMBER 31, 2002		$ 8,188,105
DIFFERENCES DUE TO AUDIT ADJUSTMENTS		(18,168)
NET CAPITAL, PER REPORT PURSUANT TO RULE 17a-5(d)		$ 8,169,937
TOTAL AGGREGATE INDEBTEDNESS		$ 1,116,386
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.137 to 1

See Independent Auditors' Report on Supplementary Information.

SCHEDULE II

CENTURION CAPITAL GROUP, L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

During the period ended December 31, 2002, the Company met the requirements for exemption from the provisions of Rule 15c3-3 and, accordingly, no computation is presented with regard to the reserve requirements pursuant to the rule.

In addition, because of the exemption under this rule, no information relating to the possession or control requirements is presented.

See Independent Auditors' Report on Supplementary Information.

CENTURION CAPITAL GROUP, L.P.

OATH OR AFFIRMATION

To the best of the undersigned's knowledge and belief, the information contained in the foregoing financial statements for the period ended December 31, 2002 is accurate and complete.

Paul Geller

Paul S. Geller, as member of Gelco Management Co., L.L.C., the General Partner of CFG Capital, L.P, the General Partner and commodity pool operator of Centurion Capital Group, L.P.

CENTURION CAPITAL GROUP, L.P.

FINANCIAL STATEMENTS
DECEMBER 31, 2002

A CLAIM OF EXEMPTION HAS BEEN FILED WITH THE COMMODITY FUTURES TRADING COMMISSION PURSUANT TO RULE 4.12 (b) OF THE COMMODITY FUTURES TRADING COMMISSION REGULATIONS WITH RESPECT TO CERTAIN OF THE DISCLOSURE, REPORTING AND RECORD KEEPING REQUIREMENTS OTHERWISE APPLICABLE TO COMMODITY POOLS.

CENTURION CAPITAL GROUP, L.P.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2002


SEC MAIL PROCESSING
RECEIVED
MAR 31 2003
WASH, D.C.
155
SECTION



Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

ON

INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

TO THE PARTNERS OF CENTURION CAPITAL GROUP, L.P.:

In planning and performing our audit of the financial statements of Centurion Capital Group, L.P. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and CFTC Regulation 1.17; and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; the daily computation of segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and CFTC Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that practices and procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation of policies and procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission and CFTC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's and CFTC's objectives.

This report recognizes that it is not practicable in an organization the size of Centurion Capital Group, L.P. to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the CFTC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and Regulation 1.16 of the CFTC and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

New York, New York
March 3, 2003